Stevens & Lee
Lawyers & Consultants

111 North 6th Street
P.O. Box 679
Reading, PA 19603-0679
(610) 478-2000  Fax (610) 376-5610
www.stevenslee.com

Direct Dial: Email: Direct Fax:	(610) 478-2048 jha@stevenslee.com (610) 371-7960

June 23, 2011

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Shiner International, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed June 2, 2011
File No. 333-172455

Dear Ladies and Gentlemen:

On behalf of Shiner International, Inc. (the “Company”), we respond as follows to the comment letter dated June 17, 2011 (the “Comment Letter”) of the Staff of the Securities and Exchange Commission (the “Commission”) relating to the above-captioned Registration Statement on Form S-1, as amended (the “Form S-1”).  Page references in our responses correspond to Amendment No. 4 to the Form S-1 or Amendment No. 3 to the Annual Report on Form 10-K for the year ended December 31, 2010 (the “Form 10-K”), as appropriate.  Copies of Form S-1 and Form 10-K have been marked to note the changes from the filings made on June 2, 2011 (however, the page references to the section headings taken from the Staff’s Comment Letter refer to the original pagination).  Please note that, for the Staff’s convenience, we have recited each of the Staff’s comments in italics below and provided the Company’s response to each comment immediately thereafter.

Amendment No. 3 to Form S-1

Security Ownership of Certain Beneficial Owners and Management, page 7

1.
Because the 521,664 warrants and 60,000 shares underlying options are currently exercisable, the statement that at the close of business on April 29, 2011, you had 27,941,491 shares of common stock outstanding is incorrect.  Please revise.  Refer to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934.

Securities and Exchange Commission	Page 2
June 23, 2011

The Company has revised the disclosure in the introductory paragraph to the Security Ownership of Certain Beneficial Owners and Management section on page 7 to read in full as follows:

Unless otherwise indicated, to our knowledge, all persons listed below have sole voting and investment power with respect to their shares, except to the extent spouses share authority under applicable law. Beneficial ownership is determined in accordance with the rules of the SEC. At the close of business on April 29, 2011, we had 28,523,155 shares of common stock outstanding.  The number of shares outstanding includes 521,664 warrants and 60,000 options that are currently exercisable.   Beneficial ownership has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. Unless otherwise noted, we believe all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

Form 10-K/A for the Fiscal Year Ended December 31, 2010

Consolidated Financial Statements, page 53

Note 6 - Stockholders’ Equity, page F-14

2.
We note your response to comment 6 of our letter dated May 20, 2011 and the revision to your note.  Please tell us and disclose the material provisions of the warrants (i.e., settlement, contingency, anti-dilution provisions) and clarify for us your response that the warrants meet the eight criteria for equity accounting and are considered indexed to its own stock.

Revised Disclosure in the Company’s 10-K

The Company has revised Note 6 – Stockholders’ Equity on page F-14 to read in full as follows:

Common Stock

On December 28, 2010, the Company entered into Securities Purchase Agreements with a number of accredited investors in connection with a private placement transaction providing for, among other things, the issuance of up to 3,333,333 units (the “Units”), with each Unit consisting of one share of the Company’s common stock and a warrant to purchase twenty percent (20%) of one share of the Company’s common stock at $1.70 per share, at a purchase price of $1.20 per Unit. The Company issued 2,608,336 Units and received gross proceeds in the amount of $3,130,000.  As a result of the issuance of the Shares and, assuming exercise of the warrants and issuance of the shares issuable upon such exercise (the “Warrant Shares”), Investors received or are entitled to receive an aggregate of 3,130,000 shares of common stock.

The warrants have the following characteristics:

•	Expire on March 28, 2013
•	Exercise price of $1.70
•	Fully vested at date of issuance
•	Allow for a cashless exercise
•	No anti-dilution provisions
•	Adjust for dividends, splits, reclassifications

The 521,664 warrants issued to investors were valued using the Black Scholes Option Pricing Model, with the following assumptions: dividend yield of 0%; annual volatility of 89%; term of 3 years; and risk free interest rate of 2%.  The aggregate value of the warrants was $370,630 which has been allocated between the warrants and common stock and recorded as additional paid in capital.

Securities and Exchange Commission	Page 3
June 23, 2011

As set forth in the Securities Purchase Agreements, the warrants contain the following provisions relating to potential adjustments of shares and/or exercise price.

Adjustments

(i)
Split, Subdivision or Combination of Shares.  If the outstanding shares of the Company’s common stock are subdivided or split into a greater number of shares, or a dividend in common stock is paid on the common stock while any of the warrants are outstanding, the exercise price for the outstanding warrants in effect immediately prior to such subdivision or at the record date of such dividend shall, simultaneously with the effectiveness of such subdivision or split or immediately after the record date of such dividend (as the case may be), shall be proportionately decreased.  If the outstanding shares of common stock shall be combined or reverse-split into a smaller number of shares while any of the warrants are outstanding, the exercise price for the outstanding warrants in effect immediately prior to such combination or reverse split shall, simultaneously with the effectiveness of such combination or reverse split, be proportionately increased.  When any adjustment is required to be made in the exercise price, the number of shares of Warrant Shares purchasable upon the exercise of the outstanding warrant shall be changed to the number determined by dividing (i) an amount equal to the number of shares issuable upon the exercise of the outstanding warrant immediately prior to such adjustment, multiplied by the exercise price in effect immediately prior to such adjustment, by (ii) the exercise price in effect immediately after such adjustment.

(ii)
Reclassification, Reorganization, Consolidation or Merger.  In the case of any reclassification of the common stock (other than a change in par value or a subdivision or combination as provided for in the prior paragraph), or any reorganization, consolidation or merger of the Company with or into another corporation (other than a merger or reorganization with respect to which the Company is the continuing corporation and which does not result in any reclassification of the common stock), or a transfer of all or substantially all of the assets of the Company, or the payment of a liquidating distribution then, as part of any such reorganization, reclassification, consolidation, merger, sale or liquidating distribution, lawful provision shall be made so that the registered holders of the outstanding warrants shall have the right thereafter to receive upon the exercise hereof, the kind and amount of shares of stock or other securities or property which such holder would have been entitled to receive if, immediately prior to any such reorganization, reclassification, consolidation, merger, sale or liquidating distribution, as the case may be, such holder had held the number of shares of common stock which were then purchasable upon the exercise of the outstanding warrants.  In any such case, appropriate adjustment (as reasonably determined by the Board of Directors of the Company) shall be made in the application of the provisions set forth herein with respect to the rights and interests thereafter of the holder of the outstanding warrants such that these provisions (including provisions with respect to the exercise price) shall thereafter be applicable, as nearly as is reasonably practicable, in relation to any shares of stock or other securities or property thereafter deliverable upon the exercise of the outstanding warrant.

Treasury Stock

During the year ended December 31, 2009, the Company purchased 61,845 shares of its common stock on the open market (treasury shares) for $58,036.  The Company accounted for the purchase of these treasury shares using the cost method.

Discussion

The following tests will be performed to determine if the convertible debt and warrants should be treated as equity or as liabilities.

Test 1.  Do the warrants fall within the scope of ASC 480?

Securities and Exchange Commission	Page 4
June 23, 2011

Test 2.  If the warrants do not fall within the scope of ASC 480, then do they meet the derivative exception in ASC 815-10-15-74?

Test 3.  If the warrants meet the derivative exception in ASC 815-10-15-74, would the warrants be classified in stockholder’s equity under ASC 815-40-25 (EITF 00-19 paragraphs 1-11)?

Test 4.  If the warrants would be classified in equity under test 3, would they be classified in stockholder’s equity under ASC 815-40-25 (EITF 00-19 paragraphs 12-32)?

Analysis

Test 1. In order to fall within the scope of ASC 480, the financial instrument must fall within one of the following three categories:

•	Mandatorily redeemable shares;

•	Instruments (other than an outstanding share) that do or may obligate the issuer to buy back some of its shares (or are indexed to such an obligation) in exchange for cash or other assets

•	Obligations that must or may be settled with a variable number of shares the monetary value of which is based solely or predominantly on —

(1)	A fixed monetary amount known at inception
(2)	A variable other than the fair value of the issuer’s shares such as a market index
(3)	A variable inversely related to the fair value of the issuer’s shares

Conclusion Test 1:  The warrants do not fall within the scope of ASC 480 as the warrants do not contain a put feature and they aren’t exercisable into shares that are puttable or mandatorily redeemable.

Test 2.  ASC 815-10-15-74 states that contracts involving an entity’s own equity that are both (1) indexed to its own stock and (2) classified in stockholder’s equity in its statement of financial position are exempted from derivative treatment.

In order to determine if the warrants are indexed to its own stock, then the Company will use the two step model as prescribed in ASC 815-40-15-7.

The two step approach is as follows:

Step 1: Evaluate the instrument's contingent exercise provisions, if any.
Step 2: Evaluate the instrument's settlement provisions.

Under the first step of the model, if the exercise contingency is based on (a) an observable market, other than the market for the issuer’s stock, or (b) an observable index, other than one measured solely by reference to the issuer’s own operations, then the presence of the exercise contingency precludes an instrument (or embedded feature) from being considered indexed to an entity’s own stock. If an instrument passes step 1, then it would be analyzed under step 2.

Securities and Exchange Commission	Page 5
June 23, 2011

Under the second step of the model, if the settlement amount equals the difference between the fair value of a fixed number of the entity’s equity shares and a fixed monetary amount, or a fixed amount of a debt instrument issued by the entity, then the instrument (or embedded feature) would be considered indexed to an entity’s own stock.  The strike price of the number of shares used to calculate the settlement amount cannot be considered fixed if the terms of the instrument (or embedded feature) allow for any potential adjustment, regardless of the probability of the adjustment being made or whether the entity can control the adjustment.

Warrants - Conclusion:

Step 1.  There are no contingency provisions that affect whether or when the warrants can be exercised.  Therefore, the warrants pass step 1.

Step 2.  The warrants contain the standard language regarding adjustment to exercise price and the number of Warrant Shares issuable to reflect any stock split, stock dividend, merger, reorganization, consolidation or combination. (See Section 3 of the Warrant Agreement).  The warrants meet the fixed for fixed criteria.  The adjustment for stock splits, dividends, etc. does not cause this test to fail.  The fundamental transactions do not cause this test to fail until the Company is in the process of a merger, consolidation, etc.  ASC 815-40-15-7i discusses the treatment if the strike price is denominated in a foreign currency.  Although, Shiner International, Inc. has a Chinese subsidiary, the Company’s functional currency is the U.S. Dollar and the Warrants that are exercisable into Common Shares are associated with the parent company.  Therefore, the strike price is not denominated in a currency other than the issuer’s functional currency. Therefore, the warrants pass step 2 and the warrants are considered indexed to its own stock.

Conclusion Test 2:  Since the warrants are considered indexed to its own stock, it passes the scope exception, and then the Company will perform Test 3.

Test 3.  Since the warrants met the derivative exception in ASC 815-10-15-74, they will be analyzed to determine if they would be classified in stockholder’s equity under ASC 815-40-25 (EITF 00-19 paragraphs 1-11).

Section 25 states the following:

25-1  The initial balance sheet classification of contracts within the scope of this Subtopic generally is based on the concept that:

a. Contracts that require net cash settlement are assets or liabilities.
b. Contracts that require settlement in shares are equity instruments.

25-2  Further, an entity shall observe both of the following:

a. If the contract provides the counterparty with a choice of net cash settlement or settlement in shares, this Subtopic assumes net cash settlement.
b. If the contract provides the entity with a choice of net cash settlement or settlement in shares, this Subtopic assumes settlement in shares.

25-3  Except as noted in the last sentence of this paragraph, the approach discussed in the preceding two paragraphs does not apply if settlement alternatives do not have the same economic value attached to them or if one of the settlement alternatives is fixed or contains caps or floors. In those situations, the accounting for the instrument (or combination of instruments) shall be based on the economic substance of the transaction .For example, if a free standing contract, issued together with another instrument, requires that the entity provide to the holder a fixed or guaranteed return such that the instruments are, in substance, debt, the entity shall account for both instruments as liabilities, regardless of the settlement terms of the freestanding contract. However, this Subtopic does apply to contracts that have settlement alternatives with different economic values if the reason for the difference is a limit on the number of shares that must be delivered by the entity pursuant to a net share settlement alternative.

Securities and Exchange Commission	Page 6
June 23, 2011

25-4  Accordingly, unless the economic substance indicates otherwise:

a. Contracts shall be initially classified as either assets or liabilities in both of the following situations:

1. Contracts that require net cash settlement (including a requirement to net cash settle the contract if an event occurs and if that event is outside the control of the entity)

2. Contracts that give the counterparty a choice of net cash settlement or settlement in shares (physical settlement or net share settlement).

b. Contracts shall be initially classified as equity in both of the following situations:

a. Contracts that require physical settlement or net share settlement

b. Contracts that give the entity a choice of net cash settlement or settlement in its own shares (physical settlement or net share settlement), assuming that all the criteria set forth in paragraphs 815-40-25-7 through 25-35 : and 815-40-55-2 through 55-6 : have been met.

Conclusion Test 3:  The warrant does not require net cash settlement; therefore, Test 3 is passed and the Company will perform Test 4.

Test 4. Since the Warrants satisfied Test 3, the warrants will be analyzed to determine if they would be classified in stockholder’s equity under ASC 815-40-25 (EITF 00-19 paragraphs 12-32). In order to be classified in equity, the warrant agreement must meet conditions (a) through (g) below:

a. Settlement permitted in unregistered shares.  The agreement does not require the contract to be settled in registered shares.  Criteria met

b. Entity has sufficient authorized and unissued shares. The entity has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative instrument could remain outstanding.  The Company has 75,000,000 authorized and approximately 27.6MM common shares outstanding and approximately 60,000 outstanding options at 12/28/10.  The increase in the outstanding shares of 521,644 warrants does not exceed the authorized shares.  Criteria met

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June 23, 2011

c. Contract contains an explicit share limit. The contract contains an explicit limit on the number of shares to be delivered in a share settlement.  The contract contains a fixed number of shares.  Criteria met

d. No required cash payment if entity fails to timely file. There are no required cash payments to the counterparty in the event the entity fails to make timely filings with the Securities and Exchanges Commission (SEC).  There is no required cash payment if entity fails to file timely.  Pass

e. No cash-settled top off or make whole provision. There are no cash settled top-off or make-whole provisions. Criteria met

f. No counterparty rights rank higher than shareholder rights. There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.  Criteria met

g. No collateral required. There is no requirement in the contract to post collateral at any point or for any reason.  Criteria met

Conclusion Test 4:  The warrants pass Test 4.

Accounting for the transaction

The warrants issued in connection with the Securities Purchase Agreements are free standing warrants that were issued with an equity investment (common stock).  Therefore allocating the value of proceeds between the equity instrument and the warrants would result in the entire proceeds being allocated to equity.  The warrants meet all the criteria for equity accounting.  Therefore, these warrants will be properly recorded as equity.  The warrants have been valued using the Black-Scholes model.

Note 13 - Segment Information, page F-19

3.
We note your response to comment 7 of our letter dated May 20, 2011. In addition, we note from your previous response that your CODM reviews financial information containing revenue, cost of goods sold and gross margin for each segment and product.  In this regard, please provide us an analysis which demonstrates how each of your tobacco film, coated film and color printing product operating segments have similar economic characteristics as provided in FASB ASC 280-10-50-11.

ASC 280-10-50-11 states the following:

Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Subtopic, if the segments have similar economic characteristics, and if the segments are similar in all of the following areas:

a.	The nature of the products and services
b.	The nature of the production processes
c.	The type or class of customer for their products and services
d.	The methods used to distribute their products or provide their services
e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

Securities and Exchange Commission	Page 8
June 23, 2011

The Company believes that the aggregation of the tobacco film, coated film and color printing products in the flexible packaging segment is consistent with the objective and basic principles of this Subtopic.  Also, the products have similar economic characteristics as the percentage of raw materials for the products are 75% to 85% and the percentage of overhead is 15% to 25%.  The Company analyzed a through e in paragraph 11 and believed these product lines to be similar  based on the following:

•	The tobacco films, coated film and color printing products use similar the raw materials related to the chemical products, such as polypropylene, polyethylene, etc.

•	They have similar product processes because all they become to finished packaging product through extrusion, film-making and further processing.

•
They have similar end customer reference to the lead manufactures of food and commodity.  According to the demand of the customers themselves, the tobacco film, coated film and color printing products are applicable to the products of the same customer respectively, such as cigarette, commodity and food.

•	They have similar service for providing the solution of safe packaging.

•
They have similar regulatory environment because they all are subject to the same policy regulation of packaging, GB9685-2008 released by the National Development and Reform Committee and the Food Safety Law of the People's Republic of China.

Thank you for your attention to this matter.  We look forward to working with the Commission to resolve and address these comments expeditiously.

Very truly yours,

STEVENS & LEE /s/ Jacquelyn A. Hart Jacquelyn A. Hart

cc:	Mr. Qingtao Xing
William W. Uchimoto, Esq.